SAND Technology Inc.

NOTICE TO READERS OF THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS :

The unaudited interim consolidated financial statements of SAND Technology Inc. for the three-month period ended October 31, 2010 have not been reviewed by the Company’s external auditors.

SAND Technology Inc.
Quarterly Report
For the Three Months Ended October 31, 2010

2

SAND Technology Inc.

Unaudited Consolidated Financial Statements
October 31, 2010 and 2009

SAND Technology Inc.
Consolidated Balance Sheets
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

	As at October 31,	As at July 31,
	2010	2010

ASSETS
Current Assets
Cash	$966,856	$579,270
Accounts receivable	744,814	739,144
Research and development tax credits receivable (Note 12)	742,500	660,000
Prepaid expenses	144,445	74,541
	2,598,615	2,052,955

Capital assets, net	51,578	64,488

	2,650,193	2,117,443

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities (Note 6)	1,565,032	984,149
Deferred revenue	1,048,931	1,135,814
Deferred lease inducements	12,224	19,558
Due to shareholders (Note 7)	940,034	896,369
	3,566,221	3,035,890

Deferred revenue	96,756	106,124
Due to shareholders (Note 7)	977,784	977,784
Convertible debentures (Note 8)	469,831	448,309
	5,110,592	4,568,107

SHAREHOLDERS' DEFICIENCY
Share capital (Note 10)
Authorized An unlimited number of class "A" common shares, without par value An unlimited number of class "B" common shares, without par value
Issued and outstanding 15,889,620 class "A" common shares (July 31, 2010 - 15,889,620 shares) (Note 10)	38,976,108	38,976,108
Equity component of convertible debentures (Note 8)	446,027	446,027
Contributed surplus (Note 11)	1,078,897	1,053,897
Deficit	(42,961,431)	(42,926,696)
	(2,460,399)	(2,450,664)

	2,650,193	2,117,443

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board,

Arthur G. Ritchie, Director	Wayne Musselman, Director

SAND Technology Inc.
Consolidated Operations and Comprehensive Income (Loss) and Deficit
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

	Three months	Three months
	ended	ended
	October 31,	October 31,
	2010	2009

Revenue	$1,968,779	$2,485,464

Cost of sales and product support	326,184	307,120

Gross profit	1,642,595	2,178,344

Operating Expenses
Research and development costs, net (Note 12)	483,758	486,785
Amortization of capital assets and other assets	12,933	14,528
Selling, general and administrative	1,034,605	1,159,679
	1,531,296	1,660,992

Income from operations before the undernoted items	111,299	517,352

Foreign exchange loss	55,574	(355)
Interest expense (Note 5)	90,460	86,417
	146,034	86,062

Net income (loss) and comprehensive income (loss)	(34,735)	431,290

Deficit, beginning of period	(42,926,696)	(42,181,147)
Deficit, end of period	$(42,961,431)	$(41,749,857)

Basic income (loss) per share	$(0.00)	$0.03
Diluted income (loss) per share	$(0.00)	$0.02

Basic weighted average number of common shares	15,889,620	14,318,189
Diluted weighted average number of common shares	15,889,620	19,372,550

The accompanying notes are an integral part of the consolidated financial statements.

SAND Technology Inc.
Consolidated Cash Flows
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

	Three months	Three months
	ended	ended
	October 31,	October 31,
	2010	2009

OPERATING ACTIVITIES
Net income (loss)	$(34,735)	$431,290
Non-cash items
Amortization of capital assets and other assets	12,933	14,528
Stock-based compensation	25,000	19,911
Accretion of debt component of convertible debentures	21,522	22,051
Amortization of deferred lease inducement	(7,334)	(7,334)
Changes in working capital items
Accounts receivable	(10,887)	(83,187)
Research and development tax credits receivable	(82,500)	76,214
Unbilled receivable	-	(530,891)
Prepaid expenses	(70,622)	(129,060)
Accounts payable and accrued liabilities	227,680	378,211
Deferred revenue	(106,523)	(403,726)
Cash flows from operating activities (a)	(25,466)	(211,993)

INVESTING ACTIVITIES
Purchase of capital assets	-	-
Cash flows from investing activities	-	-

FINANCING ACTIVITIES
Due to shareholders	41,728	(550,048)
Repayments of due to shareholders	(55,001)	-
Advances from private investors	406,829	-
Cash flows from financing activities	393,556	(550,048)

Effect of exchange rate changes on cash	19,496	-

Net increase (decrease) in cash	387,586	(762,041)

Cash, beginning of period	579,270	1,065,572

Cash, end of period	$966,856	$303,531

(a) Additional information
Interest paid	$3,706	$3,401

The accompanying notes are an integral part of the consolidated financial statements.

SAND Technology Inc.
Notes to Consolidated Financial Statements
October 31, 2010 and 2009
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

1 - NATURE OF BUSINESS

SAND Technology Inc. (“Company”) is incorporated under the Canada Business Corporations Act. The Company’s common shares are listed on the Over-the-Counter (“OTC”) Bulletin Board in the United States. SAND Technology Inc. and its wholly-owned subsidiaries are involved in the design, development, marketing and support of software products and services that reduce large amounts of data into a small footprint and enable users to retrieve usable business information from large amounts of data. The software products, collectively known as the SAND/DNA Product Suite, are designed to provide an efficient and cost effective way for business users to make fast, easy and efficient inquiries of large databases without the intervention of specialist information technology professionals.

2 - GOING CONCERN

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and on the basis of the going concern assumption, which considers the realization of assets and the settlement of liabilities and commitments in the normal course of business.

The Company has incurred operating losses in the current and past years. The Company has also generated negative cash flows from operations and has a significant working capital deficiency. To successfully grow the business, the Company must decrease its cash outflows, improve its cash position and succeed in its ability to raise additional capital through a combination of primarily public or private equity offerings or strategic alliances. The Company is also dependent on the success of its marketing efforts and continued revenue growth through the sale of its products. The Company’s uncertainty as to its ability to generate sufficient revenue and raise sufficient capital, raise significant doubt about the entity’s ability to continue as a going concern.

The Company has obtained additional financing from a shareholder and private investors during the three months ended October 31, 2010 in the approximate amount of $448,557, and is continuing its efforts to obtain additional financing for its current operations. The Company can give no assurance that it will achieve profitability or be capable of sustaining profitable operations. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of the carrying amounts of assets or the amount and classification of liabilities that might result if the Company is unable to continue as a going concern.

3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is provided to assist the reader in understanding the Company’s consolidated financial statements. The consolidated financial statements and notes thereto are the representations of the Company’s management. The Company’s management is responsible for their integrity and objectivity. These accounting policies conform to GAAP and have been consistently applied in the preparation of the consolidated financial statements.

SAND Technology Inc.
Notes to Consolidated Financial Statements
October 31, 2010 and 2009
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

Basis of Presentation

These consolidated financial statements and related notes are presented in accordance with Canadian GAAP and are expressed in Canadian Dollars. Certain Canadian GAAP principles used in these consolidated financial statements differ from United States GAAP. The Company’s fiscal year-end is July 31.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Sand Technology Deutschland GmbH, located in Germany, Sand Technology Limited, located in the United Kingdom, Sand Technology Ireland Limited, located in Ireland and Sand Technology Corp. and STSI Licensing, LLC, located in the United States. All intercompany transactions and accounts have been eliminated on consolidation.

Accounting Estimates

The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. The most significant estimates relate to the establishment of the fair values of the components of the convertible debentures, the accounting for stock options, share awards, warrants and the evaluation of the research and development tax credits. Actual results may differ from these estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments, with a maturity of three months or less, to be cash equivalents. There were no cash equivalents as of October 31, 2010 and July 31, 2010.

Allowance for Doubtful Accounts

Management of the Company makes judgements as to its ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all outstanding invoices. As of October 31, 2010, the allowance for doubtful accounts was nil (nil as at July 31, 2010).

Capital Assets

Capital assets are recorded at cost less accumulated amortization and provisions for write-downs. Amortization is calculated using the straight-line method over the estimated useful lives of the assets as follows:

Furniture and equipment	5 years
Computer equipment	3 years
Research and development equipment	3 years
Leasehold improvements	Lease term of 10 years

SAND Technology Inc.
Notes to Consolidated Financial Statements
October 31, 2010 and 2009
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

Other Assets

Other assets consist of contract costs that were paid to a vendor upon the transfer of a long-term service contract and were amortized rateably over the term of the contract which ended in fiscal year 2008.

Impairment of Long-Lived Assets

Capital assets are tested for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. The carrying amount of a long-lived asset is not recoverable when it exceeds the sum of the undiscounted cash flows expected from its use and eventual disposal. In such a case, an impairment is recognized and is calculated as the excess of the carrying amount of the long-lived asset over its fair value.

Basic and Diluted Income (Loss) per Common Share

Basic net income (loss) per share (“Basic EPS”) includes no dilution and is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding for the year.

Diluted earnings per share is computed by dividing net income by the weighted average number of shares outstanding and, when, dilutive, potential shares from stock options and share awards, stock warrants to purchase common stock using the treasury method, and conversions of outstanding convertible debt using the “if converted” method. A net loss was reported in 2010, 2009 and 2008, and accordingly, in those years, the denominator for the Basic EPS calculation was equal to the weighted average of outstanding shares with no consideration for outstanding stock options, share awards and warrants to purchase shares of the Company's common stock because to do so would have been anti-dilutive.

Income Taxes

The Company uses the liability method of accounting for income taxes under which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted or substantially enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the enactment date. Valuation allowances are established when it is more likely than not that some or all of the deferred tax assets will not be realized in the future.

Deferred Lease Inducements

Deferred lease inducements are being amortized on a straight-line basis over the term of the lease as a deduction of lease expense.

Foreign Currency Translation

The Company’s functional and reporting currency is the Canadian dollar and each of the Company’s wholly-owned subsidiaries is considered an integrated foreign operation. Accordingly, transactions denominated in currencies other than the functional currency are converted into Canadian dollars using the exchange rate in effect at the date of the transaction or the average rate for the period in the case of recurring revenue and

SAND Technology Inc.
Notes to Consolidated Financial Statements
October 31, 2010 and 2009
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

expense transactions. Monetary assets and liabilities are revalued into the functional currency at each balance sheet date using the exchange rate in effect at the balance sheet date, with any resulting exchange gains or losses being credited or charged to the statement of operations. Non-monetary assets and liabilities are recorded in the functional currency using the exchange rate in effect at the date of the transaction and are not revalued for subsequent changes in exchange rates.

Revenue Recognition

The Company generates revenues principally through the sale of software licences and services. Software licence revenues are normally generated from licensing the perpetual use of the Company’s software products. Service revenues are generated from sales of maintenance, implementation, consulting and training services performed for customers that licence the Company’s products.

Revenue from the sale of software licence agreements is recognized upon delivery of the software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor-specific objective evidence (“VSOE”) is typically based on the price charged when an element is sold separately or, in the case of an element not yet sold separately, the price established by management if it is probable that the price, once established, will not change before market introduction. If VSOE of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred, and the remaining portion of the agreement fee related to the delivered elements is recognized as revenue provided that all other revenue recognition criteria are met. If evidence of fair value of one or more undelivered elements cannot be established, revenue is deferred and recognized ratably over the last undelivered element.

In circumstances where the implementation services are essential to the functionality of the software or where the software requires significant customization, the Company recognizes software licence revenue using the percentage-of-completion method over the implementation period. The percentage-of-completion is measured by the percentage of implementation hours incurred to date to total estimated implementation hours. Past experience has shown expended hours to be the best measure of progress.

Revenues from maintenance services for licences previously sold and implemented are recognized over the term of the contract.

Revenues from sales with extended payment terms are recognized when collectability is reasonably assured.

Revenues from consulting and training services not considered as a part of the implementation of software licences are recognized as the services are provided.

Amounts received in advance of the delivery of products or the performance of services are classified as deferred revenue. Revenues recognized in advance of invoicing to the customer are recorded as unbilled receivables where the collection of the receivable is probable.

SAND Technology Inc.
Notes to Consolidated Financial Statements
October 31, 2010 and 2009
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

Share Issuance Costs

Costs directly identifiable with the raising of share capital financing are charged against share capital. Share issuance costs incurred in advance of share subscriptions are recorded as non-current deferred assets. Share issuance costs related to uncompleted share subscriptions are charged to operations.

Financing and Transaction Costs

Financing costs associated with the issuance of debt are recorded directly against net income. Transaction costs, such as legal fees, that are directly attributable to the acquisition of financial assets or incurrence of financial liabilities are recorded directly against net income.

Research and Development Costs

Research costs are charged to operations in the period in which they are incurred. Development costs are expensed as incurred unless a project meets the criteria under GAAP for deferral and amortization. The Company has not deferred any such development costs to date. Related tax credits are recorded as a reduction of research and development costs. These tax credits are periodically examined by the tax authorities and, as a result of such examinations, the amounts ultimately granted may differ from the amounts recorded.

Stock-Based Compensation

The Company estimates the fair value of share-based payment awards made to employees, officers and directors, including stock options and share awards related to employee stock purchase plans, on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense ratably over the requisite service periods. The Company uses the Black-Scholes option pricing model to determine the fair value of the stock-based compensation that it grants to employees and non-employees. The Company is required to make certain assumptions in connection with this determination, the most important of which involves the calculation of volatility with respect to the price of its common stock. The computation of volatility is intended to produce a volatility value that is representative of the Company’s expectations about the future volatility of the price of its common stock over an expected term. The Company used its share price history to determine volatility and cannot predict how the price of its common shares of common stock will react on the open market in the future. As a result, the volatility value that the Company calculated may differ from the future volatility of the price of its shares of common stock.

Upon the exercise of stock options, any consideration received and the amounts previously recorded under stock-based compensation are credited to share capital. Upon the issuance of shares resulting from share awards, amounts previously recorded under stock-based compensation are credited to share capital.

Guarantees

In the normal course of its operations, the Company enters into agreements that contain certain features which meet the definition of a guarantee under the guidance provided by Accounting Guideline AcG–14 – Disclosure of Guarantees.

Certain agreements with customers include intellectual-property indemnification obligations that are customary in the industry. These obligations would generally require the Company to compensate a third party for certain damages and losses incurred as a result of third-party intellectual-property claims arising from these agreements.

SAND Technology Inc.
Notes to Consolidated Financial Statements
October 31, 2010 and 2009
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

The nature of these obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any payments under such obligations.

In addition, the Company provided warranties as part of the sale of a former subsidiary, ClarityBlue Limited, which occurred on July 31, 2003, for claims against it related to conditions existing prior to the sale. The warranties expired on January 31, 2010.

Financial Assets and Liabilities

On initial recognition, all financial assets and liabilities are measured and recognized at their fair value. Subsequently, financial assets and liabilities are measured and recognized as follows:

-	Cash is classified as a held-for-trading financial asset. It is measured at fair value and changes in fair value are recognized in operations.
-

Accounts receivable and unbilled receivable are classified as loans and receivable. They are measured at amortized cost, which is generally the amount initially recognized, less any allowance for doubtful accounts.

-

Accounts payable and accrued liabilities (excluding sales tax payable), due to shareholders and convertible debentures are classified as other financial liabilities. They are measured at amortized cost using the effective interest rate method, except for accounts payable and accrued liabilities and due to shareholders which are at cost. Interest calculated using the effective interest method is presented in operations as interest expense.

Fair Value Measurements

The Company determines fair value using a fair value hierarchy that distinguishes between market participant assumptions developed based on market data (observable inputs) obtained from sources independent of the reporting entity, and a reporting entity’s own assumptions (unobservable inputs) about market participant assumptions developed based on the best information available in the circumstances.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in the Company’s principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date, essentially the exit price.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes “observable” requires significant judgment by the Company.

The levels of fair value hierarchy are as follows:

  Level one – Unadjusted quoted market prices in active markets for identical assets or liabilities;
  Level two – Inputs other than level one inputs that are either directly or indirectly observable; and
  Level three – Unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.

SAND Technology Inc.
Notes to Consolidated Financial Statements
October 31, 2010 and 2009
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

Level 1 investments are valued based on quoted market prices in active markets. Level 2 investments are valued based on quoted prices in markets that are not active, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

4 – RECENT ACCOUNTING PRONOUNCEMENTS

Business Combinations

Section 1582, “Business Combinations” replaces Section 1581, of the same title. This Section establishes new standards for the accounting for a business combination. This Section constitutes the Canadian GAAP equivalent to the corresponding standard under International Financial Reporting Standards (“IFRS”). This Section shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 and the Company will adopt this new Section upon its conversion to IFRS. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements and on future business combinations.

Consolidated Financial Statements

Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests” together replace Section 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the consolidated financial statements subsequent to a business combination. These Sections constitute the Canadian GAAP equivalent to the corresponding standard under IFRS. These Sections apply to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 and the Company will adopt these new Sections upon its conversion to IFRS. Earlier adoption is permitted as of the beginning of a fiscal year. The Company is currently evaluating the impact of the adoption of these new Sections on its consolidated financial statements.

5 – INFORMATION ON EARNINGS

	Three months	Three months
	ended	ended
	October 31,	October 31,
	2010	2009
Interest Expense
Accretion of debt component of convertible debentures	$21,522	$22,051
Interest expense - due to shareholders	65,232	60,965
Interest expense - other	3,706	3,401

	$90,460	$86,417

Amortization expense of capital assets for the three month periods ended October 31, 2010 and 2009 amounted to $12,933 and $14,528, respectively.

SAND Technology Inc.
Notes to Consolidated Financial Statements
October 31, 2010 and 2009
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

6 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	October 31,	July 31,
	2010	2010

Trade accounts payable and accrued liabilities	$775,464	$834,371
Salaries and commission payable	116,786	57,186
Sales tax payable	239,197	66,884
Advance from a shareholder and private investors	433,585	25,708

	$1,565,032	$984,149

7 - DUE TO SHAREHOLDERS

	October 31,	July 31,
	2010	2010

Loan from the President and Chief Executive Officer, repayable on demand, bearing interest at 10%, interest payable monthly	$342,625	$300,893

Loan from a significant shareholder, bearing interest at 15%, interest payable semi-annually, principle of $488,892 payable annually starting January 1, 2011, maturing on January 1, 2013	1,403,605	1,407,874

Compensation payable to a significant shareholder	171,588	165,386

	1,917,818	1,874,153

Less: Current portion	940,034	896,369

	$977,784	$977,784

SAND Technology Inc.
Notes to Consolidated Financial Statements
October 31, 2010 and 2009
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

8 - CONVERTIBLE DEBENTURES

On April 18, 2008, the Company issued secured convertible debentures ("Convertible Debentures") on a private placement basis and received gross proceeds of $1,009,819 (U.S.$1,002,600) representing a total of 1,114 units. Each unit consists of one 8% Convertible Debenture due December 31, 2017, having a nominal value of U.S.$900, redeemable at the option of the Company if the bid price of the underlying common share has been above U.S.$1.50 for 60 consecutive trading days, and convertible at the option of the holder into class "A" common shares at U.S.$0.45 per share, and 1,000 share purchase warrants of the Company. Each warrant entitles the holder to purchase one additional common share (warrant share) of the Company at a price of U.S.$0.70 per warrant share at any time until the earlier of the close of business day which is thirty six (36) months from April 18, 2008 or the date on which the bid price of the stock has been above U.S.$1.50 for sixty (60) consecutive trading days. Interest is calculated at the rate of 8% per annum, payable in common shares at a rate of U.S.$0.45 per share. The interest is due on each conversion date (date when the principal amount is being converted) subsequent to January 1, 2009 or on the maturity date. The financing is secured by a first rank hypothec on all of the Company’s property and assets, movable and immovable, corporeal and incorporeal, present and future, for the principal accrued interest amounts. The proceeds from the private placement were used for marketing and advertising and for expansion of the business.

For accounting purposes, the debenture contains both a debt component and an equity component being the share warrants, the conversion option and the interest payable in shares:

–

The debt component of the Convertible Debentures was originally calculated using the present value of the cash flows of principal and interest payments using a discount rate of 15%. The amount calculated, at the issue date, for the carrying amount of the debt component was $260,377. The carrying value of the debt component is being accreted to its face value over its life to maturity. The accretion expense, being the amortization of the convertible debentures discount, is included in interest expense in the statement of operations. The debt issuance costs were expensed directly against net income. The amortization of the debt component of the convertible debentures for the three month periods ended October 31, 2010 and 2009 was $21,522 and $22,051, respectively.

–

The amount calculated for the carrying amount of the equity component, at the issue date, was $749,442, determined by deducting the carrying amount of the debt component from the gross proceeds received. The value of the equity component includes the fair value of the share warrants, the conversion option and the interest payable in shares. The fair value of the warrants was estimated at $303,415 and was recorded in contributed surplus. The fair value of the warrants at the time of issue of the Convertible Debentures was estimated using the Black-Scholes option pricing model with the following assumptions:

Dividend yield	–
Expected volatility	90%
Risk-free interest rate	3.25%
Expected life	3 years

The remaining equity component balance, in the amount of $446,027, represents the fair value of the conversion option and the interest payable in shares and has been presented separately in shareholders’ deficiency.

SAND Technology Inc.
Notes to Consolidated Financial Statements
October 31, 2010 and 2009
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

9 – PRIVATE PLACEMENT

On November 6, 2009, the Company received gross proceeds of U.S.$550,000 (CDN.$587,835) from private investors, including U.S.$150,000 from the current President and Chief Executive Officer, which represented participation in a Non-Brokered Private Placement Subscription Agreement (“Private Placement”) for Units in the Company at a price of U.S.$0.70 per Unit, resulting in the issuance of 785,715 Units. Each Unit consists of two class ”A” common shares and one share purchase warrant (“Warrant”) of the Company. Each Warrant entitles the holder to purchase one additional common share (“Warrant Share”) of the Company at a price of U.S.$0.50 per Warrant Share at any time until the earlier of the close of business day which is either thirty six (36) months from the closing date, November 6, 2009, or the date on which the bid price of the stock has been above U.S.$1.50 for sixty (60) consecutive trading days. The private placement resulted in the issuance of 1,571,431 common shares and 785,715 warrants of the Company.

The Company allocated the proceeds from the issuance of the Units between the common shares and the warrants according to their relative fair value, using the Black-Scholes option pricing model to determine the fair value of the warrants. The fair value allocated to the common shares was estimated at $445,667 and was recorded in share capital. The fair value allocated to the warrants was estimated at $142,168 and was recorded in contributed surplus. The fair value of the warrants at the time of issue of the Private Placement was estimated using the Black-Scholes option pricing model with the following assumptions:

Dividend yield	-
Expected volatility	103%
Risk-free interest rate	1.81
Expected life	3 years

10 - SHARE CAPITAL

Fiscal 2011 transactions

During fiscal year 2011, the Company did not record any transactions that impacted the share capital.

Fiscal 2010 transactions

On November 6, 2009, the Company issued 785,715 Units which included 1,571,431 common shares relating to a Non-Brokered Private Placement Subscription Agreement, as described in Note 9, for an amount of $587,835.

Common shares reserved for future issuance as of October 31, 2010 are as follows:

SAND Technology Inc.
Notes to Consolidated Financial Statements
October 31, 2010 and 2009
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

As at
October 31,
2010

Stock options outstanding	357,000
Share awards outstanding	302,500
Warrants outstanding	1,899,715
Convertible debentures	2,228,000

4,787,215

11 – STOCK OPTIONS, SHARE AWARDS AND WARRANTS

a) Stock Option Plans

The Company has two stock option plans:

1.	Under the 1996 Stock Incentive Plan, the Company may grant options to full-time employees up to a maximum of 1,100,000 class "A" common shares;

2.	Under the 1996 Stock Option Plan, the Company may grant options to its full-time employees and non- employee directors up to a maximum of 900,000 class "A" common shares.

Under both plans, the exercise price of each option is not less than the market price of the Company’s shares, as traded on the OTC Bulletin Board, on the day prior to the grant date. Stock options vest equally over a five-year period and their maximum term is 10 years except for three key employees who were provided a maximum term of 20 years.

The following table summarizes information about the Company’s stock options:

SAND Technology Inc.
Notes to Consolidated Financial Statements
October 31, 2010 and 2009
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

	October 31, 2010		July 31, 2010
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
		(U.S.dollars)		(U.S.dollars)

Options outstanding, beginning of year	357,000	1.00	551,000	0.98
Granted	-	-	-	-
Expired	-	-	(21,000)	(4.97)
Forfeited	-	-	(173,000)	(1.00)

Option soutstanding, end of year	357,000	1.00	357,000	1.00

Options exercisable, end of year	285,600	1.00	214,200	1.00

The following table summarizes significant ranges of exercise prices of outstanding and exercisable options held by employees, officers and directors as of October 31, 2010:

	October 31, 2010			October 31, 2010
	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		average	average		average	average
	Number of	remaining	exercise	Number of	remaining	exercise
	options	life(years)	price	options	life(years)	price
			(U.S.dollars)			(U.S.dollars)

U.S. $1.00	357,000	5.81	1.00	285,600	5.82	1.00

	357,000	5.81	1.00	285,600	5.82	1.00

Stock-based compensation expense included in selling, general and administrative expenses for the three months ended October 31, 2010 and 2009 was $14,995 and $4,905, respectively.

b) Warrants

The following table summarizes information about the Company’s share warrants:

SAND Technology Inc.
Notes to Consolidated Financial Statements
October 31, 2010 and 2009
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

	October 31, 2010			July 31, 2010
		Weighted	Weighted		Weighted	Weighted
		average	average		average	average
	Number of	remaining	exercise	Number of	remaining	exercise
	warrants	life(years)	price	warrants	life(years)	price
			(U.S.dollars)			(U.S.dollars)

Balance, beginning of period	1,899,715	1.78	0.61	1,967,061	1.30	0.65
Granted	-	-	-	785,715	3.00	0.50
Expired	-	-	-	(853,061)	-	(0.60)
Forfeited	-	-	-	-	-	-

Balance, end of period	1,899,715	1.62	0.61	1,899,715	1.78	0.61

c) Share Awards

Under a Share Award Plan, the Company was eligible to grant class "A" common shares to its full-time employees up to a maximum of 1,000,000 class "A" common shares, at a value not to exceed the fair market value of the class "A" common shares at the time of grant and conditional upon a period of continued employment service with the Company by the employees.

The Share Award Plan is intended to promote the interests of the Company by (i) aiding the retention of employees and facilitating the recruitment of personnel by providing incentive compensation opportunities; and (ii) matching employees’ financial interests with those of the Company’s shareholders. The administrator of the Share Award Plan has the authority to determine the terms and conditions of each award granted. The Company granted 407,500 share awards on September 30, 2007 upon the one condition that the recipient remain employed with the Company for a period of 3 years. On September 30, 2010, the share awards issued to certain employees on September 30, 2007 became eligible for issuance following the successful completion of the 3-year employment condition with the Company. At September 30, 2010, as a result of terminations and resignations, there remained 287,500 shares that may be issued under the Share Award Plan.

The share award compensation expense included in selling, general and administrative expenses for the three month periods ended October 31, 2010 and 2009 was $10,005 and $15,006, respectively. The table also presents the assumptions in the Black-Scholes option pricing model used to determine the fair value of the share awards granted during fiscal year 2008:

2008
Dividend yield	-
Expected volatility	90%
Risk-free interest rate	4.0%
Expected life	3years

SAND Technology Inc.
Notes to Consolidated Financial Statements
October 31, 2010 and 2009
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

12 - RESEARCH AND DEVELOPMENT COSTS

Research and development costs presented in the consolidated statements of operations and comprehensive loss have been determined as follows:

	Three months	Three months
	ended	ended
	October 31,	October 31,
	2010	2009

Research and development costs	$566,258	$545,523
Government assistance
Investment tax credits	(82,500)	(58,738)

	$483,758	$486,785

13 – SEGMENTED INFORMATION

For purposes of segmented information, the Company has identified one reportable business segment and three main geographic areas. The geographic areas of Canada, United States and Europe market the SAND/DNA product suite. The accounting policies of the Company are consistently applied in the geographic areas of Canada, United States and Europe. Sales for each geographic area are based on the location of the third party customers with customers in areas other than Canada, United States and Europe included in the geographic area where the sales invoice is initiated. All intercompany transactions between areas have been eliminated.

		United
	Canada	States	Europe	Total

Three months ended October 31, 2010
Revenue	$292,665	$112,564	$1,563,550	$1,968,779
Current assets	1,460,312	117,087	1,021,216	2,598,615
Net capital assets	16,886	7,805	26,887	51,578

Three months ended October 31, 2009
Revenue	420,890	207,680	1,856,894	2,485,464
Current assets	543,677	315,680	1,702,401	2,561,758
Net capital assets	45,818	346	22,760	68,924

SAND Technology Inc.
Notes to Consolidated Financial Statements
October 31, 2010 and 2009
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

14 – COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the presentation adopted in the current period.

15 - SUBSEQUENT EVENT

On November 16, 2010, the Board of Directors of the Company approved the 2010 Stock Incentive Plan pursuant to which beneficiaries selected by a committee of the Board of Directors may be granted stock options or share awards. The maximum total number of common shares of the Company that may be issued resulting from stock options or share awards granted under the 2010 Stock Incentive Plan is 4,000,000.